# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KINGSWAY FINANCIAL SERVICES INC, CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/17/2025
Filed by CIK 0001538186
Persons authorized to receive notices and communications: Terence M. Kavanagh, 45 St. Clair Avenue West, Suite 400, Toronto, Ontario Canada (A6), M4V 1K9, (416) 923-1477

## Reporting persons
- Oakmont Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 2,303,619; shared voting power 0; sole dispositive power 2,303,619; shared dispositive power 0; aggregate amount beneficially owned 2,386,119 (8.24% of the class)
  Comment: In reference to Rows 11 and 13 above, see Item 5 herein.
- E.J.K. Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,303,619; sole dispositive power 0; shared dispositive power 2,303,619; aggregate amount beneficially owned 2,386,119 (8.24% of the class)
  Comment: In reference to Rows 11 and 13 above, see Item 5 herein.
- 1272562 Ontario Inc: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,303,619; sole dispositive power 0; shared dispositive power 2,303,619; aggregate amount beneficially owned 2,386,119 (8.24% of the class)
  Comment: In reference to Rows 11 and 13 above, see Item 5 herein.
- Terence M. Kavanagh: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 34,750; shared voting power 2,303,619; sole dispositive power 34,750; shared dispositive power 2,303,619; aggregate amount beneficially owned 2,386,119 (8.24% of the class); the aggregate amount excludes certain shares
  Comment: In reference to Rows 11, 12 and 13 above, see Item 5 herein.
- Gregory P. Hannon (CIK 0001538186): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 34,000; shared voting power 2,317,369; sole dispositive power 34,000; shared dispositive power 2,317,369; aggregate amount beneficially owned 2,386,119 (8.24% of the class)
  Comment: In reference to Rows 11 and 13 above, see Item 5 herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: KINGSWAY FINANCIAL SERVICES INC
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment") amends the Statement on Schedule 13D filed on March 5, 2009, as previously amended on December 12, 2012, September 13, 2013, September 20, 2013, March 21, 2019 and April 9, 2025 (the "Schedule 13D") by Oakmont Capital Inc., an Ontario corporation ("Oakmont"), E.J.K. Holdings Inc., an Ontario corporation ("EJK"), 1272562 Ontario Inc., an Ontario corporation ("1272562"), and Gregory P. Hannon and Terence M. Kavanagh, each of whom is a citizen of Canada (collectively, the "Reporting Persons"). Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. All references to common stock in this Amendment have been adjusted for the rights offering which expired on September 6, 2013 (the "Rights Offering").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby supplemented as follows:

On December 17, 2025, the option agreement described in Item 6 of this Amendment No. 6 was exercised. Pursuant to such option agreement, Oakmont sold 500,000 Shares to DCP Special (as hereafter defined) at a price of US$8.25 per Share.

Except as disclosed in Item 6 of this Amendment No. 6, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The information set forth in Item 6 of this Amendment No. 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5(a) and 5(b) of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

As of the close of business on December 17, 2025, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,386,119 Shares, representing approximately 8.24% of the Issuer's outstanding Shares (based upon the 28,956,152 Shares stated to be outstanding as of November 6, 2025 in the Issuer's Form 10-Q dated November 6, 2025 for the quarter ended September 30, 2025 plus 315,789 Shares issuable upon exercise of the Reporting Persons' Series B Warrants and conversion of the Report Persons' Class C Preferred Shares).

Oakmont has sole voting power and sole dispositive power with respect to the 2,303,619 Shares that it owns directly. Oakmont may be deemed to be a beneficial owner of the balance of the 2,386,119 Shares beneficially owned by the Group, by virtue of its participation in the Group.

EJK has shared voting power and shared dispositive power with respect to the 2,303,619 Shares owned directly by Oakmont, by virtue of EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. EJK may be deemed to be a beneficial owner of the balance of the 2,386,119 Shares beneficially owned by the Group, by virtue of its participation in the Group.

1272562 has shared voting power and shared dispositive power with respect to the 2,303,619 Shares owned directly by Oakmont, by virtue of its ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. 1272562 may be deemed to be a beneficial owner of the balance of the 2,386,119 Shares beneficially owned by the Group, by virtue of its participation in the Group.

Mr. Kavanagh has sole voting power and sole dispositive power with respect to 34,750 Shares owned through a self-directed Retirement Savings Plan. Mr. Kavanagh has shared voting power and shared dispositive power with respect to the 2,303,619 Shares owned directly by Oakmont, by virtue of Mr. Kavanagh's ownership of all the outstanding voting stock of EJK, and EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. Mr. Kavanagh may be deemed to be a beneficial owner of the balance of the 2,386,119 Shares beneficially owned by the Group, by virtue of his participation in the Group.

Mr. Kavanagh's sister owns directly and through a registered retirement savings account 13,500 Shares as to which Mr. Kavanagh disclaims beneficial ownership.

Mr. Hannon has sole voting power and sole dispositive power with respect to the following 34,000 Shares:

(i) the 29,500 Shares owned directly by him or through a self-directed Retirement Savings Plan; and
(ii) the 4,500 Shares owned directly by two trusts for Mr. Hannon's children; Mr. Hannon is the sole trustee of each such trust.

Mr. Hannon has shared voting power and shared dispositive power with respect to the following 2,317,369 Shares:

(i) the 2,303,619 Shares owned directly by Oakmont, by virtue of his ownership of all of the capital stock of 1272562, and 1272562's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont; and
(ii) the 13,750 Shares owned directly by Mr. Hannon's spouse.

Mr. Hannon may be deemed to be a beneficial owner of the balance of the 2,386,119 Shares beneficially owned by the Group, by virtue of his participation in the Group.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 6 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Amendment No. 6 is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

On December 17, 2025, David Capital Partners Special Situation Fund, LP ("DCP Special") exercised in full the option agreement with Oakmont filed as Exhibit 99.1 to Amendment No. 5 to the 13D. Pursuant to such option agreement, Oakmont sold 500,000 Shares to DCP Special at a price of US$8.25 per Share.

## Signatures
- Oakmont Capital Inc.: /s/ Terence M. Kavanagh, Terence M. Kavanagh, President (12/17/2025)
- E.J.K. Holdings Inc.: /s/ Terence M. Kavanagh, Terence M. Kavanagh, President (12/17/2025)
- 1272562 Ontario Inc: /s/ Gregory P. Hannon, Gregory P. Hannon, President (12/17/2025)
- Terence M. Kavanagh: /s/ Terence M. Kavanagh, Terence M. Kavanagh (12/17/2025)
- Gregory P. Hannon: /s/ Gregory P. Hannon, Gregory P. Hannon (12/17/2025)